PRICING SUPPLEMENT NO. AIG-FP-11	FILED PURSUANT TO RULE 424(b)(2)
DATED APRIL 30, 2007	REGISTRATION NO. 333-106040
TO PROSPECTUS DATED JULY 24, 2006
AND PROSPECTUS SUPPLEMENT DATED OCTOBER 12, 2006
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
6.50% CALLABLE INCREASING
PRINCIPAL NOTES DUE MAY 16, 2052

Principal Amount: U.S.$25,000,000 (subject to the Issuer’s option to increase the principal amount in lieu of interest payment, as described herein)	Issue Date: May 16, 2007

Agents’ Discount or Commission: None	Stated Maturity Date: May 16, 2052

Net Proceeds to Issuer: U.S.$25,000,000	Interest Rate: 6.50%

Form: ☑ Book Entry ☐ Certificated	CUSIP No.: 02687QBS6

Specified Currency (If other than U.S. dollars): N/A	Authorized Denominations (If other than U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof): U.S. $10,000 and integral multiples of U.S. $5,000 in excess thereof.

Interest Payment Dates: Annually, on each May 16, commencing May 16, 2008 and ending on the Stated Maturity Date. If an Interest Payment Date is not a Business Day, interest will be payable on the following Business Day (without any interest or other payment in respect of such delay).
Interest Periods: The annual period from and including the Issue Date (in the case of the first Interest Period) or previous Period End Date, as applicable, to but excluding the next Period End Date.

Period End Dates: Annually, on each May 16, commencing May 16, 2008 and ending on the Maturity Date, not subject to adjustment, whether or not such dates are Business Days.
     The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Deutsche Bank Securities Inc.	U.S.$25,000,000	Capacity:	☐ Agent	☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of ___% of principal amount.

If as Principal:	☐ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The notes are being offered at a fixed initial public offering price of 100% of principal amount.
Issuer’s Option to Increase Principal Amount in Lieu of Payment of Interest:
On any Interest Payment Date from and including May 16, 2008 to and including May 16, 2033, in lieu of paying accrued interest in respect of the Interest Period ended that Interest Payment Date, the Issuer may elect to increase the principal amount of the notes by the amount of the accrued interest in respect of such Interest Period otherwise due and payable on such Interest Payment Date (such amount, “Accreted Principal”). For all Interest Periods commencing on or after any such election, the principal amount of the notes upon which interest shall accrue shall include the amount of such Accreted Principal.
Redemption at Option of Issuer:

At the option of the Issuer, the notes will be redeemable, in whole only and upon a minimum of five (5) Business Days prior written notice, on any Interest Payment Date on or after May 16, 2012, at 100% of the then outstanding principal amount of the notes (including all Accreted Principal, if any).
Payment at Maturity:
At the Stated Maturity Date, subject to any prior redemption, the Issuer will pay to holders the principal amount of the notes (including all Accreted Principal, if any) together with accrued interest thereon. If the Stated Maturity Date is not a Business Day, such sum will be payable on the following Business Day (without any interest or other payment in respect of such delay).
Events of Default and Acceleration:
In case an Event of Default with respect to any of the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes, will be equal to the amount payable on that note calculated as though the date of acceleration were the Stated Maturity Date of the notes.
In case of default in payment of the notes, whether at the Stated Maturity Date, upon redemption, or upon acceleration, from and after that date the notes will bear interest at the Interest Rate, payable upon demand of their holders, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.
Other Provisions:

Business Day:	Means any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

Day Count Convention:	30/360

Calculation Agent:	AIG Financial Products Corp.

RISK FACTORS
The market value of the notes may be influenced by unpredictable factors.
The market value of your notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the notes including::
•	supply and demand for the notes, including inventory positions held by any market maker;

•	economic, financial, political and regulatory or judicial events that affect financial markets generally; interest rates in the market generally;

•	the time remaining to maturity;

•	our right to redeem the notes; and

•	our creditworthiness and credit ratings.
We may exercise our right to redeem the notes prior to their scheduled maturity.
If we redeem the notes prior to their stated maturity date, you may be unable to invest in securities with similar risk and yield as the notes and replacement investments may be more expensive than your investment in the notes. Your ability to realize market value appreciation and any interest is limited by our right to redeem the notes prior to their scheduled maturity.
Market factors may influence whether we exercise our right to redeem the notes prior to their scheduled maturity.
It is more likely that we will redeem the notes prior to their Stated Maturity Date to the extent that the interest rate in respect of the notes is greater than that for instruments of a comparable maturity and credit rating trading in the market. If we redeem the notes prior to their Stated Maturity Date, you may be unable to invest in securities with similar risk and yield as the notes and replacement investments may be more expensive than your investment in the notes. Your ability to realize market value appreciation and any interest is limited by our right to redeem the notes prior to their scheduled maturity.
There may not be an active trading market in the notes and sales prior to maturity may result in losses.
There may be little or no secondary market for the notes. We do not intend to list the notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the notes. Even if a secondary market for the notes develops, it may not provide significant liquidity or result in trading of notes at prices advantageous to you. Sales in the secondary market may result in significant losses. Deutsche Bank Securities Inc. currently intends to act as market makers for the notes, but they are not required to do so, and may stop doing so at any time. We expect there will be little or no liquidity in the notes. The prices that may be offered in the secondary market for the notes will be discounted to reflect hedging and other costs and, among other things, changes of and volatility in interest rates in the market.
The inclusion of compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which we, any of our affiliates or any market maker are willing to purchase the notes in secondary market transactions will likely be lower, and may be materially lower, than the price at which we sold the notes to the Agent. In addition, any such prices may differ from values determined by pricing models used by us or any of our affiliates or any market maker as a result of dealer discounts, mark-ups or other transactions.
We may have conflicts of interests arising from our relationships with the Calculation Agent.
You should be aware that AIG-FP, our subsidiary, in its capacity as Calculation Agent for the notes, is under no obligation to take your interests into consideration in determining the Reference Rate or the number of days on which interest will accrue, and is only required to act in good faith and in a commercially reasonable manner. AIG-FP as Calculation Agent will, among other things, also determine the applicable Interest Rate payment to be made on the notes. Because these determinations by the Calculation Agent will affect the interest payments and the payment at maturity on the notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.
ERISA CONSIDERATIONS
The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 24, 2006.
USE OF PROCEEDS
We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG Financial Products Corp. or certain of its subsidiaries for use for general corporate purposes.
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
Notwithstanding that the final maturity of the notes is more than 30 years after the original issue date, the discussion under “United States Taxation” in the accompanying prospectus supplement is applicable to the notes. Because interest on the notes is not considered “unconditionally payable” within the meaning of the applicable Treasury Regulations as a result of the existence Issuer’s option to increase principal amount in lieu of the payment of interest, the notes will be treated as having original issue discount (“OID”). Prospective investors should refer to the discussion under “United States Taxation” in the accompanying prospectus supplement for more information on OID and a discussion of the other material consequences of owning the notes. Subject to the more detailed discussion in the prospectus supplement, investors (including investors that use the cash receipts and disbursements method of accounting for tax purposes) will be required to include amounts in income as OID notwithstanding the fact that such amounts are not paid but instead are added to the note’s principal amount.
The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Certain U.S. Federal Income Tax Consequences” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., McDonald Investments Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement. To date, including the notes described by this pricing supplement, we have accepted offers to purchase approximately $2.7 billion aggregate principal amount (or its equivalent in one or more foreign currencies) of notes described in the accompanying prospectus supplement, including $210,762,000 aggregate principal amount (or its equivalent in one or more foreign currencies) of Series AIG-FP notes.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.